Mail Stop 4561
      January 24, 2006

Mr. Mark A. Chancy
Sr. Executive Vice President and Chief Financial Officer
SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308

      Re:	SunTrust Banks, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No.  001-8918

Dear Mr. Chancy:

      We have reviewed your response letter dated January 13, 2006 and have considered the supplemental information provided by the company. We have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Exhibit 13.1 - 2004 Annual Report

Consolidated Financial Statements

Note 17 - Derivatives and Off-Balance Sheet Arrangements, page 95

1. We note your response to comment 3 of our letter dated January
5,
2006. Please tell us the specific terms of the subordinated fixed rate notes and reverse repurchase agreement and the related hedging instruments for which you apply the shortcut method to the fair value hedging relationship.

2. Regarding your cash flow hedges of floating rate certificates of deposits, please tell us whether you are referring to brokered certificates of deposits. If so, identify the party that pays the broker placement fee for the certificates of deposits and clarify whether the payment of the broker placement fees is factored into the terms of the swap.

3. Regarding your cash flow hedges of floating rate Global Bank
Notes, please tell us the specific terms of the notes and hedging instrument. Briefly describe your Global Bank Notes program and the manner in which these notes are issued.

4. We note in your responses to comments 3 and 4 of our letter dated
January 5, 2006 you refer to errors in the application of hedge accounting. Please tell us when and how you discovered the errors and provide us with your comprehensive materiality analysis. In your analysis, please quantify the impact of each error for each applicable period, quantify and discuss other known errors or misstatements, and discuss the factors you considered in reaching your conclusion that the impact of these misstatements is immaterial for all periods. Refer to SAB Topic 1.M.

* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at
(202) 551-3449 if you have questions regarding these comments on the financial statements and related matters.


   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief



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